Mail Stop 3561

September 22, 2006

Via Fax & U.S. Mail

J. Craig Johnson
Chief Financial Officer
Global Entertainment Corporation
4909 East McDowell Road, Suite 104
Phoenix, AZ 85008-4293

> **Re: Global Entertainment Corporation**
> **Form 10-KSB**
> **Filed August 29, 2005**
> **File No. 000-50643**

Dear Mr. Johnson:

We have reviewed your response letter dated September 14, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to confirm that such comment will be complied with, or, if deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended May 31, 2005
Acquisition of Subsidiaries
Note 2. Property and Equipment

We have reviewed your response to our prior comment number 2 and the related valuation reports that have been provided in connection with your response. Based on information provided in these valuation reports, it appears that Cragar holds various trademarks and patents with respect to its licensed products. Please explain why none of the purchase price was allocated to these categories of identifiable intangible assets. If these intangible assets were determined to have no value, please explain your basis for this conclusion.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief